Exhibit 99.2

 ASX:ELV • NASDAQ:ELVR  Elevra Lithium  Providing a Secure and Reliable Supply of Lithium in North America  SEPTEMBER 2026

Introducing Elevra Lithium

North America's Leading Hard-Rock Lithium Producer


Moblan
Stage: Studies
Ownership: 60%
North American Lithium
Stage: Production
Ownership: 100%
Authier
Stage: Studies
Ownership: 100%
Carolina Lithium
Stage: Studies
Ownership: 100%

Investment Highlights:

ASX: ELV | NASDAQ: ELVR

Scale

- #1 North American hard rock pure-play lithium producer
- Combined lithium Ore Reserve Estimate of 105Mt @ 1.16% Li_2O and M&I&I Mineral Resource estimate totalling 227Mt @ 1.14% Li_2O[1]

Growth

- Fully funded, phased expansion of NAL targeting capacity growth from 199ktpa to approximately 373ktpa[2]
- Diversified growth portfolio with medium term growth at Moblan

Strategically Positioned

- Only major North American hard-rock project in production
- Growing engagement with U.S. and Canadian governments
- Backed by Canada Growth Fund, a government-aligned capital partner

Business Highlights:

FY26 Operations[3]

197,967
Dry metric tonnes produced

181,494
Dry metric tonnes sold

67%
Recovery

Financial[3]

US$202 million
FY26 revenue

US$853
FY26 unit operating cost (FOB)

US$255 million
Cash (at 30 June 2026)

Corporate

US$1,147 million
Market cap (at 31 August 2026)

194 million
Shares outstanding (at 30 June 2026)

227 Mt @ 1.14% Li_2O
Attributable Measured & Indicated & Inferred Mineral Resource Estimate[1]

1. *Combined spodumene ore reserve estimates and mineral resource estimates (inclusive of reserves). Ore reserve and mineral resource estimates reported in accordance with the JORC code. Metrics as reported and shown on a net attributable basis. See appendix for support.*
2. *ASX release "NAL Expansion Pre-Feasibility Study" released 7 September 2026 and all material assumptions underpinning the production target and forecast financial information continue to apply and have not materially changed.*
3. *ASX release "FY26 Full Year Results" released 28 August 2026.*

ELEVRA LITHIUM
2

 North America’s Leading Lithium Producer  1. Mineral Resource Estimates are based on public company disclosures. Totals may differ due to small rounding. See appendix for support.  ELEVRA LITHIUM  3  141  128  91  89  51  33  15  15  Q2 Metals  Elevra  PMET  Resources  Li-FT  Power  Albemarle Rio Tinto  Frontier Lithium  Critical Elements  Sibelco  Rock Tech Lithium  Measured and Indicated Inferred  A leading hard rock resource base in North America  Attributable M+I+I Mineral Resource Estimate, Mt 1  295  227 Largest Measured and Indicated resource base  Li-FT Power

 01  Optimise Existing Operations  Focused on optimising production sustainably and maximising returns and cashflow generation for NAL  Next 18 Months  Increase grade control drilling to maintain mine performance  Production and cost optimisation  Continued mill utilisation and throughput improvement  Recovery optimisation  Logistics cost reduction  Improve safety and environmental performance  The Elevra Strategy  Disciplined delivery remains central to our strategy  ELEVRA LITHIUM  4  03  Integrate into the Supply Chain Via Strategic Partnerships  To lock in demand, access end markets, establish a vertically integrated supply chain, and fund the accelerated development of Elevra’s portfolio via downstream partnerships  Next 18 Months  Execute offtake agreements to create a diversified, market-linked and flexible sales portfolio  Build on partnership opportunities, including support from the government, to further advance downstream development in Québec and the U.S.  Focus on options to enable development pathways for Moblan greenfield  02  Develop Assets Following Expanded Resource Base  Deliver portfolio potential through the development of upstream assets off the back of an expanded resource base  Next 18 Months  Deliver NAL expansion stage 1 based on expanded resource base and updated Scoping Study  Revisit Moblan DFS with focus on benefits of increased reserve base, capital intensity & sizing. Updated Scoping Study due in Q4 CY26.  Advance Moblan approvals and permitting.

 Operational Performance

 NAL Operational Performance  Resilient operating performance despite temporary mining constraints  ELEVRA LITHIUM  6  43%  57%  58%  62%  67% 68% 67% 68% 69%  73%  69%  62%  66%  71%  51%  71%  72%  75%  73%  83%  91% 90%  80%  87%  89%  94%  92%  NAL Global Recovery & Mill Utilisation  100%  93%  30%  40%  50%  60%  70%  80%  90%  Global Recovery (%)  Mill Utilisation (%)  3.5  29.6  34.2  31.5  40.4  49.7  52.1  50.9  43.3  58.5  52.0  44.2  47.3  54.5  806  894  837 830  791  818 812  908 884 907  Concentrate Produced & Unit Cost Sold  90  1,008 996  80  0  100  200  300  400  500  600  700  800  900  1000  1100  0  10  20  30  40  50  60  70  Concentrate Production (kdmt)  Unit Operating Costs Sold (US$/dmt FOB)  Maintaining operational consistency  198kt of spodumene concentrate produced in FY26, just 3% below FY25 despite temporary adverse mining conditions.  Unit operating cost of US$853/t sold in FY26, reflecting increased mining activity during the period.  Operational performance improved through H2 FY26 as targeted actions progressively mitigated challenging ore feed characteristics.  Recovery improved to 71% in Q4, the highest level achieved in FY26, and mill utilisation remained consistently high.

NAL Operational Performance

Operational maturity provides a strong foundation for growth

Proven operating platform underpins NAL's next phase of growth

- Improving safety performance demonstrates a strengthening operating culture and disciplined execution.
- High mill utilisation and consistent recoveries reflect plant stability and operating capability.
- Sustained annual production at ~200ktpa provides a proven platform from which to expand capacity.
- Established operational capability reduces execution risk as NAL progresses through its staged expansion.

TRIFR Per Million Work Hours[1]



28.6
20.8
-67%
6.9
FY24
FY25
FY26

Global Recovery and Mill Utilisation[1,2]



91%
88%
75%
66%
69%
67%
64%
54%
FY23
FY24
FY25
FY26
Mill Utilisation (%)
Global Recovery (%)

Concentrate Produced (kdmt)[1,2]



33
156
205
198
FY23
FY24
FY25
FY26

ELEVRA LITHIUM

1. See Sayona Mining FY24 Annual Report filed with the ASX on 30 August 2024, Sayona Mining FY25 Annual Report filed with the ASX on 29 August 2025, and Elevra Lithium FY26 Annual Report filed with the ASX on 28 August 2026.
2. FY23 results reflect Mill Utilisation, Global Recovery and Production from the restart of production through the end of FY23.

7

 Growth Projects

Growth Projects

A unique North American investment opportunity with a cornerstone operating asset and strategic growth projects

NAL Expansion
(100%)



Leading North American open pit mining operator producing 198-210kt[1] of spodumene concentrate in FY27, with expansion to increase capacity to 373kt[2]

- Brownfield expansion Pre-Feasibility Study completed with strong economics
- Staged expansion opportunity to increase annual production and reduce unit costs
- Competitive capital returns with estimated expansion capex of US$271 million[2]

Moblan
(60%)



High-grade, long-life project located close to key infrastructure and transport nodes with production target of 300kt per annum of spodumene concentrate

- Drilling program achieved 6.5x increase in Resource base since acquisition; Measured, Indicated and Inferred Mineral Resource of 121Mt @ 1.19% Li_2O[3]
- Strategically located at the southern most portion of the James Bay region of Quebec
- Funded for key pre-development activities to enable FID

Carolina
(100%)


Solar Farm
Mineral Concentrator
West Pit
Overburden Storage
Lithium Hydroxide Plant
East Pit
South Pit

Fully-integrated, strategically located asset designed to produce battery-grade lithium chemicals

- Received mining permit for construction, operation and reclamation in May 2024
- One of only two significant spodumene projects in the U.S.
- Expected to benefit from exceptional infrastructure and close proximity to end customers

1. See ASX release "FY26 Full Year Results Announcement" released 28 August 2026. FY27 production guidance based on an SC5.2 product grade.
2. See ASX release "NAL Expansion Pre-Feasibility Study" released 7 September 2026 and all material assumptions underpinning the production target and forecast financial information continue to apply and have not materially changed. Figures converted at CAD/USD = 1.35.
3. ASX release "Moblan increases Resource to 121Mt and Reserves to 48Mt" on 25 August 2025 and all material assumptions underpinning the production target and forecast financial information continue to apply and have not materially changed..

ELEVRA LITHIUM
9

NAL Expansion Transforms Elevra into a Larger, Lower Cost Producer

Expanded output and lower unit costs create a pathway to improved cash flow generation

Increased Scale

- Strengthens NAL's position as a cornerstone asset in North America
- Larger production base increases commercial flexibility and partnership opportunities

Average Annual NAL Production Capacity

Average LOM SC5.4 (post expansion)[1,2], kdmt



+87%
199
338
373
Base Case
Post Expansion (May-26 Scoping)
Post Expansion (PFS)

Lower Unit Costs

- Throughput expansion structurally lowers operating cost per tonne
- Lower cost base improves margins and cash flow resilience across lithium price cycles

C1 Cost of Concentrate

Average LOM (post expansion) US$/dmt [1,2]



774
(19%)
628
630
Base Case
Post Expansion (May-26 Scoping)
Post Expansion (PFS)

Capital Efficient Expansion

- Existing infrastructure enables high-return growth with limited incremental capital intensity
- Faster development timeline accelerates value creation

Total Initial Capex

US$M[1,2]



270
271
128
75
68
Stage 3
Stage 2
Stage 1
Post Expansion (May-26 Scoping)
Post Expansion (PFS)

Long-term value creation

- Higher production and lower unit costs materially expand cash flow generation potential
- Improved margin durability offers resilience through commodity price cycles

Total Project NPV$_{8\%}$ (post-tax)

US$M[1]



+42%
1,684
2,384
Base Case
Post Expansion

ELEVRA LITHIUM

1. See ASX release "NAL Expansion Pre-Feasibility Study" released 7 September 2026 and all material assumptions underpinning the production target and forecast financial information continue to apply and have not materially changed. Figures converted from Canadian dollars to United States dollars using USD/CAD = 1.35 as per PFS.
2. May-26 Scoping figures based on the ASX release "Updated NAL Expansion Scoping Study" released 12 May 2026. Figures converted from Canadian dollars to United States dollars using USD/CAD = 1.35 as per Scoping Study.

10

Targeted Debottlenecking Unlocks Significant Production Growth at NAL

Staged NAL Expansion progressively increases production and lowers unit costs[1]

	Debottlenecking steps	Capital cost[2]	Uplift
Stage 1 Mill Optimisation	• Optimise the existing 4,500tpd circuit through targeted upgrades to milling, desliming, magnetic separation, flotation and dewatering • Add stacksizers, magnetic separation capacity and flotation/conditioning improvements • Install new dewatering and concentrate handling infrastructure	C$92M (US$68M)	↑ ~35ktpa[3] increase in annual spodumene production (+15-20% increase)
Stage 2 Mill Expansion	• Increase milling throughput to 6,500tpd • Add a second grinding circuit and expand downstream magnetic separation and flotation capacity • Utilise a temporary contract crushing circuit to support incremental feed requirements	C$101M (US$75M)	↑ ~104ktpa[4] incremental production increase to 338ktpa average annual production post-expansion
Stage 3 Full Production	• Improve feed quality and crushing efficiency while maintaining 6,500tpd milling capacity • Replacement of temporary contract crushing with a new permanent crushing circuit • Repurpose existing crusher as a dedicated ore-sorting facility and install XRT ore sorters	C$173M (US$128M)	↑ ~35ktpa[4] incremental production increase to 373ktpa average annual production with crushing and ore sorting cost efficiencies



Scoping Study
✓ Completed
Project Evaluation
✓ Completed
Updated Scoping Study
✓ Completed
Stage 1 – Mill Optimisation
Mid CY27[5]
Stage 2 – Mill Expansion
Mid CY28[5]
Stage 3 – Full Production
Mid CY29[5]

1. See ASX release "NAL Expansion Pre-Feasibility Study" released 7 September 2026 and all material assumptions underpinning the production target and forecast financial information continue to apply and have not materially changed.
2. Figures converted from Canadian dollars to United States dollars using CAD/USD = 1.35 as per NAL Expansion Pre-Feasibility Study.
3. Production increase based on Process Design Criteria uplift to NAL Base Case production capacity of 199ktpa.
4. ~139kpta (SC5.4) incremental production increase from Stages 2 and 3 calculated as 373ktpa expansion capacity minus Base Case 199ktpa capacity plus 35ktpa uplift from Stage 1 of expansion.
5. Proposed dates and timing is indicative and are the current target of Elevra.

ELEVRA LITHIUM
11

Parallel Execution Accelerates NAL's Path to Full Production

Engineering, capital deployment and construction are staged to accelerate delivery[1]

Permitting advances in parallel with project execution:

- **Stage 1:** Operations within existing 4,500tpd milling permit
- **Stage 2:** Permitting to align mining and milling capacity to 6,500tpd and TSF infrastructure
- **Stage 3:** Additional approvals required for expanded mine, TSF and waste rock infrastructure

Early procurement supports overlapping construction:

- Long Lead Items for Stages 1 & 2 to be procured early
- Stage 2 construction progresses during Stage 1 ramp
- Stage 3 establishes permanent crushing and ore sorting infrastructure



Stage 1
Stage 2
Stage 3
Permitting
Detailed Engineering
Procurement
Long Lead Items
Construction
Commissioning
Mid CY27
Mid CY28
Mid CY29

Illustrative schedule reconstructed from the NAL Expansion Pre-Feasibility Study indicative timeline.

ELEVRA LITHIUM

1. *See ASX release "NAL Expansion Pre-Feasibility Study" released 7 September 2026. Proposed dates and timing is indicative and are the current target of Elevra.*

12

Moblan

Mineral Resource and Ore Reserve growth creates opportunity to evaluate increased annual production

Growing resource base creates an opportunity to unlock greater production

- Moblan's Mineral Resource and Ore Reserves have grown significantly since the 2024 Definitive Feasibility Study.
- The expanded resource base provides an opportunity to evaluate a higher production rate than previously contemplated.
- Elevra is undertaking an updated DFS to assess the optimal development scale and incorporate the significant growth in the resource and reserve base.
- Updated study work is focused on maximising the value of Moblan while maintaining a disciplined approach to capital and project execution.

2024 Definitive Feasibility Study[1]

Key Outcomes

300,000t Average annual 6% Li_2O production	**US$1.6B** Post-tax $NPV_{8\%}$
US$417/t Unit operating cost	**US$561/t** AISC
34.5Mt Ore Reserve Estimate	**70.9Mt** Mineral Resource Estimate
34% Post-tax IRR	**2.3 : 1** Average LOM strip ratio

Moblan Mineral Resources and Ore Reserves[1,2]



Measured
Indicated
Inferred
Proved
Probable
+71%
121.0
13.3
101.4
6.3
70.9
21.0
43.6
6.3
+39%
48.1
34.5
34.5
42.8
5.3
Moblan DFS (Feb. 2024)
Current Estimate (Aug. 2025)
Moblan DFS (Feb. 2024)
Current Estimate (Aug. 2025)

1. *See ASX release "Moblan Lithium Project Definitive Feasibility Study: Positive Results Deliver C$2.2B NPV" dated 20 February 2024 and all material assumptions underpinning the production target and forecast financial information continue to apply and have not materially changed..*
2. *See ASX release "Moblan Increases Resource to 121Mt and Reserve to 48Mt" dated 25 August 2025 and all material assumptions underpinning the production target and forecast financial information continue to apply and have not materially changed..*

ELEVRA LITHIUM
13

Moblan

Well positioned to become Canada's next spodumene producer with a funded pathway to FID

Moblan development pathway[1]

As part of the May 2026 Strategic Financing Package, Elevra secured funds to advance Moblan to a Final Investment Decision.

Pre-FID activities:

- Progress baseline environmental studies
- Progress permitting activities
- Hydrogeological and geotechnical drilling
- Further metallurgical sampling and test work
- Review and update of the 2024 DFS to incorporate:
  - Larger Mineral Resource and Ore Reserve base compared to the 2024 DFS
  - Removal of discounted sales under offtake agreement purchased and canceled by Elevra

	Moblan (Elevra 60% / IQ 40%)	Shaakichiuwaanaan[2] (PMET Resources)	Whabouchi[3] (Rio Tinto 54% / IQ 46%)	Galaxy[3] (Rio Tinto)
Mineral Resource Estimate	Measured: 6.3Mt @ 1.50% Indicated: 101.4Mt @ 1.19% Inferred: 13.3Mt @ 1.06%	Measured: -- Indicated: 108.0Mt @ 1.40% Inferred: 33.4Mt @ 1.33%	Measured: -- Indicated: 18.7Mt @ 1.51% Inferred: 8.3Mt @ 1.31%	Measured: -- Indicated: 18.1Mt @ 1.12% Inferred: 55.9Mt @ 1.29%
Ore Reserve Estimate	Proved: 5.3Mt @ 1.57% Probable: 42.8Mt @ 1.27%	Proved: -- Probable: 84.3Mt @ 1.26%	Proved: 10.5Mt @ 1.40% Probable: 16.0Mt @ 1.27%	Proved: -- Probable: 37.3Mt @ 1.27%
Feasibility Study	DFS completed Feb 2024; updated Scoping Study in Q4 CY26	Feasibility study completed Oct 2025	Pre-Feasibility study updated in 2023	Feasibility study completed in 2021 and updated in 2022
Upcoming Milestones	Funded to FID via Strategic Funding Package	Updated Feasibility Studies expected H2 2026; fully funded to FID	Development of Whabouchi and Galaxy remain subject to a review to determine which of the two mines will be developed. A decision is expected in H2 2026.	

Elevra is North America's largest hard-rock lithium producer with proven, in-region execution capability. Moblan is a major deposit with a completed DFS, growing reserves and is funded for pre-development activities through to FID.

1. See ASX release "Strategic Funding Presentation" dated 12 May 2026.
2. See PMET Resources June 2026 Corporate Presentation.
3. See Rio Tinto ASX filing "Initial reporting of lithium Mineral Resources and Ore Reserves" dated 4 December 2025 and 2026 Half Year Results dated 29 July 2026.

ELEVRA LITHIUM
14

Carolina Lithium

A fully-integrated U.S. growth option advancing through permitting

Fully-integrated, strategically located U.S. asset with the potential to produce battery-grade lithium.

Fully integrated mine-to-chemical production

- Designed as an integrated operation, combining hard-rock lithium mining with an on-site conversion facility to produce battery-grade lithium.
- Vertical integration reduces reliance on third-party supply or processing and keeps value-added processing local.

Proven geology and processing route

- One of only two advanced spodumene projects within the United States and the only project with a Definitive Feasibility Study.
- Mining, concentration, and conversion plans rely on conventional and established processes used at global lithium operations.

Strategic location within the United States

- Located in North Carolina, close to existing infrastructure, skilled labor, end customers and historical hard-rock lithium operations.
- Domestic location enhances supply chain security and aligns with U.S. policy to onshore critical mineral supply.

2021 Definitive Feasibility Study[1]

Key Outcomes

242,000t Average annual 6% Li_2O production	**30,000t** Average annual battery grade LiOH production
US$2.0B Post-tax $NPV_{8\%}$	**27%** Post-tax IRR
18.3Mt Ore Reserve Estimate	**44.2Mt** Mineral Resource Estimate
US$687/t Average SC6 supply cost	**US$6,235/t** Average LiOH production cash cost

ELEVRA LITHIUM

1. *See Piedmont Lithium ASX release "Piedmont Completes BFS of the Carolina Lithium Project" dated 15 December 2021 2026 and all material assumptions underpinning the production target and forecast financial information continue to apply and have not materially changed..*

15

 Corporate

 FY26 Recap  FY26 strengthened NAL’s operating platform, improved safety and operational resilience, and established the foundation for a fully funded expansion  ELEVRA LITHIUM  17  Production  TRIFR  DRY METRIC TONNES  PER MILLION HOURS WORKED  197,967  DOWN 3%  6.93  DOWN 67%  Corporate  Merger of Sayona and Piedmont Lithium completed  Mineral Resource and Ore Reserve estimates increased at NAL and Moblan  +57%  AVERAGE REALISED PRICE (FOB)  91%  MILL UTILISATION  NAL  67%  RECOVERY  NAL  $15M  10 MONTH SYNERGIES GROUP  Financial  REVENUE  CASH AT  30 JUN. 2026  $202M  UP 39%  $255M  UP 440%  NAL Brownfield Expansion Scoping Study completed, and project funding secured

 Experienced and Diverse Board and Management  Structured to support and enable Elevra’s growth  Dawne Hickton  Chair  Allan Buckler  Director  Lucas Dow Managing Director & CEO  Jeff Armstrong  Director  James Brown  Director  Laurie Lefcourt  Director  Christina Alvord  Director  Jorge M. Beristain  Director  ELEVRA LITHIUM  18  Lucas Dow  Managing Director & CEO  Monique Parker  Chief Sustainability Officer  Christian Cortes  Chief Financial Officer  Dylan Roberts  General Counsel & Company Secretary  Sylvain Collard  President Canada & Group COO  Andrew Barber  Chief Development & Investor Relations Officer  Sandra Tremblay  Chief People Officer  Malissa Gordon  Vice President, Government Affairs US  Stéphanie Lemieux  Vice President, Corporate Affairs Canada  Board of Directors Management Team

Commercial Strategy – Target Portfolio

Transitioning from legacy arrangements to a diversified, market-linked and flexible sales portfolio as NAL volumes expand

01 Strategic Offtake Partnerships

- ✓ ~3 core offtake customers
- ✓ **Diversified customer base** across geographies, end markets and trading counterparties
- ✓ **Deeper strategic partnerships**

02 Market-Based Pricing Framework

- ✓ **Spot-linked pricing** using recognised Spodumene SC6 indices
- ✓ **Current market capture** by removing legacy lagging pricing formulas
- ✓ **Lower margin leakage** through reduced intermediary exposure

03 Commercial Flexibility

- ✓ **3-5 year contract terms**
- ✓ **Incremental volume offered** to core customers as production grows
- ✓ **Spot-market balance** captures upside exposure

100% ownership of NAL, concluding legacy arrangements and expanding volumes creates a timely opportunity to rebalance the portfolio.

ELEVRA LITHIUM

19

 Lithium Market & Outlook

 1.56  1.89  2.20  2.49  2.75  3.05  0.0  0.5  1.0  1.5  2.0  2.5  3.0  3.5  4.0  2025 2026 2027 2028 2029 2030  Consensus Max Min  Uplift in Pricing with Strong Demand Outlook into 2030  Elevra is positioned to capitalise on recent price appreciation; demand growth presents opportunity for development projects  Spodumene Concentrate 6% Price  US$/t, CIF China  Global Lithium Demand  Mt LCE  ELEVRA LITHIUM  21  Source: Fastmarkets  $0  $500  $1,000  $1,500  $2,000  $2,500  $3,000  $3,500  Jun-25  Sep-25  Dec-25  Mar-26  Jun-26  Broker Outlook  Spodumene Concentrate 6% Price, US$/t  $2,466  $2,408  $1,830  $1,831  $1,729  $0  $500  $1,000  $1,500  $2,000  $2,500  $3,000  $3,500  2026 2027 2028 2029 2030  Spot Price Consensus  Source: Spot Price sources from Fastmarkets as of 25 August 2026, Consensus shows average forecast price reported by brokers. See Appendix for details.  Source: Broker forecasts. See Appendix for details.

FY27 Guidance[5]

	FY26 Actual	FY27 Guidance [1]	Additional Information
Spodumene Concentrate Production	197,967 dmt	198,000 - 210,000 dmt	• SC 5.2% product grade • 100% NAL production
Spodumene Concentrate Sales	181,494 dmt	200,000 - 230,000 dmt	• SC 5.2% product grade • Volumes modestly front-weighted utilising existing inventory (55% H1, 45% H2)
Unit Operating Costs Sold [2]	US$853 / dmt sold	US$880 - US$950 / dmt sold	• SC 5.2% product grade • Increase in FY27 due to inflation, FX translation, higher strip ratio (10:1), and pre-strip works in mining Phase 4 in anticipation of the NAL Brownfield Expansion.
Capital Expenditures [3,4]	US$24m	US$120-140m	• US$100-120m growth capital allocated to the NAL Expansion and advancement of Moblan studies • US$20m of sustaining capital projects at NAL.

1. *Guidance assumes average annual exchange rates of CAD:USD = 0.74 and AUD:USD = 0.71.*
2. *Unit operating cost sold is calculated on an accruals basis and includes mining, processing, transport, port charges, site-based general and administration costs and cash-based inventory movements, and excludes depreciation and amortisation charges, freight and royalties. It is reported in US$/dmt sold, FOB Port of Québec.*
3. *FY27 Capital expenditure guidance excludes movements in capital creditors which amounted to US$3m at June-26*
4. *FY26 Capital expenditure of $24m includes $3m movements in capital creditors.*
5. *See ASX release "FY26 Full Year Results Announcement" dated 28 August 2026.*

ELEVRA LITHIUM
22

 Appendix

Supporting Data

Combined Lithium Ore Reserve Totalling 105Mt[1,2]

Asset	Source (ASX release)	Reserve Category	Tonnes (Mt)	Li_2O Grade (%)	Cut-off Grade (%Li_2O)
North American Lithium	*Elevra Lithium 2026 Annual Report* 28 August 2026 Competent Person: Mr Tony O'Connell	Proved Ore Reserves	0.2	0.93	0.60
		Probable Ore Reserves	47.0	1.12	0.60
		Total	**47.2**	**1.12**	**0.60**
Authier	*NAL Reserves up 124% to 48.6Mt and Resource Increases to 95Mt* 27 August 2025 Competent Person: Mr Tony O'Connell	Proved Ore Reserves	5.7	0.97	0.60
		Probable Ore Reserves	4.9	1.03	0.60
		Total	**10.5**	**1.00**	**0.60**
Moblan	*Moblan Increases Resource to 121Mt and Reserve to 48Mt* 28 August 2026 Competent Person: Mr Tony O'Connell	Proved Ore Reserves	5.3	1.57	0.60
		Probable Ore Reserves	42.8	1.27	0.60
		Total	**48.1**	**1.31**	**0.60**
Carolina	*Piedmont Completes BFS of the Carolina Lithium Project* *15 December 2021* *Competent Person: Dr Steven Keim*	Proved Ore Reserves	-	-	0.40
		Probable Ore Reserves	18.3	1.10	0.40
		Total	**18.3**	**1.10**	**0.40**

1. *All estimates in table shown on 100% Basis. Note Moblan is 60% owned by Elevra.*
2. *Elevra is not aware of new information or data that materially affects the estimates, and that all material assumptions and technical parameters continue to apply and have not materially changed. The form and context of the CP findings have not been materially modified.*

ELEVRA LITHIUM
24

Supporting Data (continued)

A Leading Hard Rock Resource Base in North America Totalling 227Mt[1]

Asset	Company	Location	Status	Code	Source	Date	Measured (Mt)	Measured (% Li_2O)	Indicated (Mt)	Indicated (% Li_2O)	Total M+I (Mt)	M+I (% Li_2O)	M+I Inclusive of Reserves	Inferred (Mt)	Inferred (% Li_2O)
Carolina	Elevra Lithium	North Carolina, U.S.	Non-Operating	JORC	Company Filing (2026 Annual Report)	28-08-26	-	-	28.2	1.1%	28.2	1.1%	Yes	15.9	1.0%
North American Lithium	Elevra Lithium	Québec, Canada	Operating	JORC	Company Filing (2026 Annual Report)	28-08-26	-	-	74.4	1.2%	74.4	1.2%	Yes	18.9	1.1%
Authier	Elevra Lithium	Québec, Canada	Non-Operating	JORC	Company Filing (2026 Annual Report)	28-08-26	6.0	1.0%	8.1	1.0%	14.1	1.0%	Yes	2.9	1.0%
Moblan	Elevra Lithium (60%); IQ (40%)	Québec, Canada	Non-Operating	JORC	Company Filing (2026 Annual Report)	28-08-26	6.3	1.5%	101.4	1.2%	107.7	1.2%	Yes	13.3	1.1%
Kings Mountain	Albemarle	North Carolina, U.S.	Non-Operating	S-K 1300	Albemarle 10-K (2025)	31-12-25	-	-	63.9	1.4%	63.9	1.4%	No	27.6	1.2%
Galaxy	Rio Tinto	Québec, Canada	Non-Operating	JORC	Company Filing (Initial reporting of lithium Mineral Resources and Ore Reserves)	4-12-25	-	-	18.1	1.1%	18.1	1.1%	No	55.9	1.3%
Whabouchi	Rio Tinto (54%); IQ (46%)	Québec, Canada	Non-Operating	JORC	Company Filing (Initial reporting of lithium Mineral Resources and Ore Reserves)	4-12-25	-	-	18.7	1.5%	18.7	1.5%	No	8.3	1.3%
PAK	Frontier Lithium (92.5%); Mitsubishi (7.5%)	Ontario, Canada	Non-Operating	NI 43-101	Company Filing (NI 43-101 Technical Report)	9-07-25	16.4	1.6%	20.5	1.5%	36.9	1.6%	Yes	18.6	1.5%
Shaakichiuwaanaan	PMET Resources	Québec, Canada	Non-Operating	NI 43-101	Company Filing (CV5 Lithium-Only Feasibility Study for Shaakichiuwaanaan Project)	20-10-25	-	-	108.0	1.4%	108.0	1.4%	Yes	33.4	1.3%
Adina	Li-FT Power	Québec, Canada	Non-Operating	JORC	Company Filing (Adina Mineral Resource Increases 33% to 78Mt at 1.15% Li2O)	28-05-24	-	-	61.4	1.1%	61.4	1.1%	Yes	16.5	1.2%
Yellowknife	Li-FT Power	Northwest Territories, Canada	Non-Operating	NI 43-101	Company Filing (Initial Mineral Resource Estimate for the Yellowknife Lithium Project)	1-10-24	-	-	-	-	-	-	Yes	50.4	1.0%
Rose	Critical Elements	Ontario, Canada	Non-Operating	NI 43-101	NI 43-101 Feasibility Study Technical Report (Rose FS)	11-10-23	-	-	30.6	0.9%	30.6	0.9%	Yes	2.4	0.8%
Separation Rapids	Sibelco	Ontario, Canada	Non-Operating	NI 43-101	Company Filing (Avalon Advanced Materials Announces 28% Increase in Measures and Indicated Mineral Resources at JV Separation Rapids Project in Ontario Canada)	30-01-25	4.3	1.3%	8.7	1.4%	13.0	1.3%	Yes	2.3	1.5%
Georgia Lake	Rock Tech Lithium	Ontario, Canada	Non-Operating	NI 43-101	Company Filing (Georgia Lake Pre-Feasibility Study)	1-10-22	-	-	10.6	0.9%	10.6	0.9%	Yes	4.2	1.0%
Cisco	Q2 Metals	Québec, Canada	Non-Operating	NI 43-101	Company Filings (Q2 Metals Announces Inferred Mineral Resource Estimate on the Cisco Lithium Project)	20-04-26	-	-	-	-	-	-	-	294.7	1.4%

1. *All estimates in table shown on 100% Basis. Note Moblan is 60% owned by Elevra.*

ELEVRA LITHIUM
25

Supporting Data  Uplift in Pricing with Strong Demand Outlook into 2030  ELEVRA LITHIUM  26  Spodumene Concentrate  6% Price (US$/t)  Est.  Date  2026  2027  2028  2029  2030  Global Lithium Demand  (kt LCE)  Est.  Date  2026  2027  2028  2029  2030  Broker 1  Jul-26  2,351  2,035  1,550  1,460  1,400  Broker 1  Jul-26  1,893  2,088  2,305  2,472  2,597  Broker 2  Jun-26  2,757  2,250  1,050  1,925  1,675  Broker 2  Jun-26  1,983  2,297  2,555  2,812  3,114  Broker 3  Apr-26  2,655  2,663  2,400  2,175  2,100  Broker 3  Apr-26  1,593  1,890  2,101  2,273  2,546  Broker 4  Aug-26  2,250  2,410  -  -  -  Broker 4  Aug-26  1,802  2,151  -  -  -  Broker 5  Jun-26  2,519  2,750  2,375  2,094  1,843  Broker 5  Jun-26  2,144  2,597  2,990  3,337  3,619  Broker 6  Jul-26  2,262  2,342  1,777  1,503  1,625  Broker 6  Jun-26  1,910  2,205  2,515  2,863  3,361  Consensus Average  2,466  2,408  1,830  1,831  1,729  Consensus Average  1,887  2,205  2,493  2,751  3,047  Consensus Max  2,144  2,597  2,990  3,337  3,619  Consensus Min  1,593  1,890  2,101  2,273  2,546  Consensus includes estimates from Benchmark Mineral Intelligence, Barrenjoey, Canaccord, Fastmarkets, J.P. Morgan, and Macquarie.